Filed by: Enel Generación Chile S.A. (Commission File No. 001-13240)

pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended

Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)

Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

DISCLAIMER: THE ENGLISH VERSION OF THIS REPORT WAS TRANSLATED FOR THE CONVENIENCE OF THE READER. THE SPANISH DOCUMENT WILL PREVAIL IN THE EVENT OF ANY DISCREPANCY WITH THE ENGLISH TRANSLATION. THIS TRANSLATION HAS NOT BEEN REVIEWED OR APPROVED BY THE DIRECTORS’ COMMITTEE.

Santiago, November 9, 2017

Mr. Giuseppe Conti

Chairman of the Board of Directors

Enel Generación Chile S.A.

Ref: Enel Generación Chile S.A. Directors’ Committee Report regarding the Corporate Reorganization of Enel Chile S.A., Elqui Project

Dear Sir,

In accordance with the resolution of the Board of Directors of Enel Generación Chile S.A. (“Enel Generación” or the “Company”) in its session N° 1542 held on August 28, 2017, which determined that the Transaction (as described below) is a related party transaction as defined by the provisions of the Corporations Law No 18,046 (“LSA” in its Spanish acronym), and specifically article 50 bis No 3, which states that Directors’ Committees “must examine all information related to transactions referred to by Title XVI and issue a report regarding such transactions” and requires that “a copy of such report be sent to the Board of Directors and that it should be read at the board meeting in which the related party transaction is to be approved or rejected”, on behalf of the Directors’ Committee of Enel Generación, we, Mr. Enrique Cibié Bluth, Mr. Jorge Atton Palma and Mr. Julio Pellegrini Vial, comply by informing on the Transaction, as described below, that Enel Chile S.A. (“Enel Chile”) is planning to undertake and, which they proposed to Enel Generación.

I.                     General information

A. Description of the Reorganization

The corporate reorganization of Enel Chile is the subject of this report (the “Transaction” or the “Reorganization”).  The Reorganization consists of the merger of Enel Green Power Latin America S.A. (“Enel Green Power”) into Enel Chile (the “Merger”) and a Public Tender Offer of Shares (“OPA” in its Spanish acronym) to be carried out by Enel Chile to acquire up to 100% of the shares issued by Enel Generación owned by the minority shareholders of Enel Generación.  This OPA will include a condition that minority shareholders of Enel Generación that accept the offer must apply a portion of the cash to be received from Enel Chile as payment for their Enel Generación shares to subscribe and pay for newly issued shares of Enel Chile. This allows the minority shareholders of Enel Generación that accept the OPA to become shareholders of Enel Chile once the OPA has been declared a success.

The OPA will be subject to the following conditions in order to be considered a success:

a) The shareholders of Enel Chile and Enel Green Power must have approved the Merger and it must be enabled to be carried out without restrictions;

b)The shareholders of Enel Generación must approve an amendment to the bylaws of the Company that eliminates the provisions of Title XII of Decree Law (“DL”) 3,500/1980 regarding the 65% shareholder maximum concentration limit of issued capital and other shareholding restrictions included in such Title XII;

c) The shareholders of Enel Chile must have approved a capital increase so as to be able to issue sufficient Enel Chile shares to be subscribed by the shareholders of Enel Generación that accept the offer to sell their shares in the OPA; and

d) Enel Chile’s ownership share of Enel Generación must be more than 75% upon consummation of the OPA.

Enel SpA, as Enel Chile’s controlling shareholder, sent a letter to Enel Chile dated August 25, 2017, stating that the Transaction would be supported by Enel SpA provided that, at least the following conditions were met: (i) the Transaction must be carried out at arm’s length, taking into consideration the renewable energy growth expectations for Chile; (ii) the Transaction must lead to an increase in Enel Chile’s earnings per share; (iii) Enel SpA’s ownership share of Enel Chile, when the process concludes, must be similar to its current ownership share, and it must at all times, be Enel Chile’s controlling shareholder within the 65% shareholder concentration limit established in the bylaws; and (iv) once the process concludes, Enel Generación must no longer be subject to Title XII of DL 3,500/1980, and the shareholder concentration limit restrictions and other restrictions must have been eliminated from its bylaws.

According to current regulation, the merger of a corporation must follow special procedures, which include being approved by the Extraordinary Shareholders’ Meeting of the corporation, and having the Board of Directors of such corporation appoint at least one independent appraiser (perito independiente) to issue a report referring to the value of the companies merging and the exchange ratio of their respective shares. The regulation also require that the Reorganization must comply, as a whole, with the rules of Title XVI of the LSA regarding related party transactions.

B. Objectives of the Reorganization:

As stated in Enel Generación’s board meeting held on August 28, 2017, carrying out the Transaction could lead to the following potential benefits, among others: (i) simplifying Enel Chile’s ownership structure and eliminating potential conflicting interests between the electricity generation companies, namely, Enel Generación, and Enel Green Power by having both companies become directly controlled by Enel Chile; (ii) allowing all shareholders (including Enel SpA and the minority shareholders of Enel Chile and Enel Generación) to participate in only one company (Enel Chile) that controls conventional and non-conventional renewable electricity generation and electricity distribution; (iii) reducing Enel Chile’s holding company discount that currently affects the trading price of Enel Chile’s shares, allowing all shareholders of Enel Generación (including Enel Generación’s minority shareholders) to participate in a company that would not be affected by such discount.

C. Development of the process:

In the significant event dated August 25, 2017, the Chairman of Enel Chile’s Board of Directors informed the SVS and the public in general, that the Board of the company had unanimously decided to begin the analysis and development of the Transaction, and also described its main characteristics indicating that the Transaction’s approval, as a whole, would be subject to the procedures and requirements established by Title XVI of the LSA as a related party transaction. Such significant event also made available to the public all communications between Enel Chile and Enel SpA related to the Reorganization that were made prior to such disclosure.  All communications were, at the time, submitted as confidential significant events to the SVS.

Mr. Herman Chadwick Piñera, Chairman of Enel Chile’s Board of Directors, informed Mr. Giuseppe Conti, Chairman of Enel Generación’s Board of Directors, about Enel Chile’s Reorganization proposal through a letter dated August 25, 2017.

The Board of Directors of Enel Generación, during its session held on August 28, 2017, noted that board members Mr. Giuseppe Conti, Mr. Francesco Giorgianni, Mr. Mauro Di Carlo, Mr. Umberto Magrini, Mr. Luca Noviello, and Mr. Julio Pellegrini Vial had been elected with the votes of the controlling shareholder, Enel Chile, and therefore had a special interest in the Transaction. Pursuant to article 44 and article 147, both of the LSA, Mr. Fabrizio Barderi declared that he is an employee of Enel Trade S.p.A., a company affiliated with Enel SpA, and in that circumstance, he had an interest in the Reorganization. Messrs. Di Carlo, Noviello and Magrini also declared that they own shares of Enel SpA.

In the significant event dated August 28, 2017, the Chairman of Enel Generación Board of Directors, Mr. Giuseppe Conti, informed the SVS and the public in general, that the Board of the Company had unanimously resolved to begin the analysis and development of the Transaction, and also described its main characteristics indicating that its approval would be subject to the procedures and requirements established by Title XVI of the LSA as a related party transaction.

On September 1, 2017, the Company’s Board of Directors appointed Banchile Asesorías Financieras S.A. (“Banchile”) as Enel Generación’s independent evaluator (evaluador independiente) to prepare a report on the Reorganization. The Board of Directors determined that the independent evaluator must state whether the Transaction was in the Company’s best interest and whether its price, terms and conditions were at arm’s length at the time of its approval.

Similarly, the Company’s Directors’ Committee at its extraordinary session held on September 1, 2017, unanimously agreed to appoint Asset Chile as an additional independent evaluator and requested them to issue a report including at least the following content: i) a description of the Transaction’s terms; ii) an analysis of the potential effects and impacts of the Transaction on Enel Generación identifying: a) whether the Transaction is in the Company’s best interest and b) whether the Transaction prices, terms and conditions were at arm’s length at the time of its approval and; iii) other specific topics regarding the Transaction that the Directors’ Committee could expressly request be evaluated by the additional independent evaluator.

Enel Chile submitted a confidential inquiry to the SVS on October 13, 2017, with the purpose of clarifying certain aspects regarding the OPA that could affect the decisions to be adopted by its Extraordinary Shareholders’ Meeting.  The inquiry asked the SVS whether it was permissible for the OPA to require minority shareholders of Enel Generación that accept the offer to buy their shares to apply a portion of the cash to be received as payment for those Enel Generación shares to subscribe for newly issued shares of Enel Chile.  For this to be possible, Enel Chile’s shareholders’ meeting must have previously approved a capital increase of the Company in order to issue the new shares.

The SVS responded to Enel Chile with the Confidential Letter No 27,562 dated October 13, 2017, stating that based on the Securities Market Regulation and the Corporations Law, the structure described was permissible.

The Superintendence of Pensions (“SP”) responded to the inquiry submitted by Enel Chile dated September 26, 2017, with letter N° 24,211, as informed by Enel Chile through a significant event dated October 24, 2017.  Such SP response letter stated that Pensions Funds may subscribe for newly issued Enel Chile shares as required by the OPA, namely, having a portion of the OPA price applied for the subscription of newly issued Enel Chile shares, provided that such subscription be carried out according to SP rules.  The SP response letter added specifically that the mechanism to pay Pension Funds must strictly comply with the simultaneous delivery versus payment condition established by the Pension System [Rules/Regulations] Compendium Book IV, Title I, Letter A, Chapter V, V.2, number 1.

A significant event dated October 26, 2017, informed that Enel Generación’s Board of Directors, in a session held that same date, unanimously reviewed the structure of the Transaction resulting from the answers received from the SVS and the SP, which established that the consideration to be paid in the OPA would be cash only, subject to the condition that all shareholders of Enel Generación that accept the offer to sell their shares in the OPA must apply a portion of the price in cash to be received in the OPA to subscribe and pay for newly issued Enel Chile shares.

The SVS informed Enel Generación, through Official Letter N°28, 883 dated October 26, 2017 that the Company’s approval of the Transaction must be carried out according to the Rules of article 147, numeral 4 of the LSA, which states that the Transaction may only take place if it is approved, unanimously by the directors that do not have an interest in the Transaction, or if not possible, by the extraordinary shareholders’ meeting.

Consequently, the approval of the Transaction, as a related party transaction, requires the unanimous approval by all directors that do not have an interest in the Transaction, or if not possible, requires being approved by two thirds of the shares with voting rights in an extraordinary shareholders’ meeting.

The significant event dated November 3, 2017, informed that Enel Generación’s Board of Directors had received the final reports of each independent evaluator, Banchile and Asset Chile, which were also disclosed to the SVS and the public in general on the Company’s website.

II. Reports analyzed by the Directors’ Committee

This report is based on the following documents:

1. Banchile’s independent evaluator report dated November 3, 2017

2. Asset Chile additional independent evaluator report dated November 3, 2017

Based on the Independent evaluator’s reports, we consider they all comply with the independence standard required and have had access in time and manner to the information necessary to fulfill their task.

The reports referred to in this document and used to prepare this report are available to all shareholders and the public in general.

A. Independent Evaluator Report by Asset Chile appointed by the Board of Directors

The report prepared by Asset Chile contains, among others, the following analyses:

1.       Asset Chile’s opinion regarding the Transaction’s contribution to the Company’s best interest

2.       Whether the Transaction’s price, terms and conditions are at arm’s length at the time of its approval.

Asset Chile’s valuation of the Transaction obtained the following figures for Enel Chile and Enel Green Power:

	Enel Generación (Ch$ billions)			Enel Green Power (US$ million)
	Low	Average	High	Low	Average	High
Company value	5,246	5,353	5,595	2,834	2,899	2,991
Equity value	4,417	4,524	4,766	1,578	1,643	1,735
Price per share	538	552	581	1.91	1.99	2.10

They applied the “sum-of-the-parts” valuation method (“SOTP”) to Enel Chile.  Within this framework, the sum of parts value of Enel Chile is Ch$ 4,452 billion (including Enel Chile’s cash) and its current market capitalization is Ch$ 3,679 million (as of October 20, 2017). Asset Chile’s report also states that based on this market capitalization value, Enel Chile’s current holding discount would be approximately 17%. Given the impact of the announcement of the Transaction on the market, Asset Chile believes this discount value may not necessarily be considered representative.

Asset Chile’s report includes an opinion regarding the Transaction’s exchange ratios.  It states that the exchange ratios are a function of several variables. The most relevant variable in this case is the relative value of the underlying assets. Other variables that have an impact on the ratios are the following: (i) the Transaction’s assumptions that become inputs to the calculation of the ratios: Enel Chile’s holding discount, the mix in terms of cash and Enel Chile shares offered in exchange for Enel Generación shares, and the premium defined by the OPA; and (ii) variables currently unknown that result from the Transaction: percentage of minority shareholders that accept Enel Generación’s OPA, the percentage of Enel Chile minority shareholders that exercise their pre-emptive rights in Enel Chile’s capital increase that is required to finance the OPA, and the number of Enel Chile minority shareholders that exercise their merger withdrawal rights.

Asset Chile’s analysis is based on the following assumptions:

1. A 10% holding discount, similar to the holding discount value over the past 12 months. To be conservative and to avoid any speculation, the percentage holding discount is assumed to not change as a result of this Transaction.

2. An OPA premium within 10% and 14% above the market price is adequate for this type of transaction, which implies an OPA price for Enel Generación shares between Ch$ 570 and Ch$ 590 per share.

3. No Enel Chile minority shareholder will exercise their pre-emptive rights in the Enel Chile capital increase nor will any Enel Chile minority shareholder exercise his or her merger withdrawal rights.

Therefore, Asset Chile concludes that assuming the OPA and the Merger are paid 100% with Enel Chile shares, the exchange ratios of the proposed Transaction should fall within the following ranges:

OPA Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 7.2x and 8.5x Enel Chile shares for 1 Enel Generación share	Between 15.1x and 19.0x Enel Chile shares for 1 Enel Green Power share

According to Asset Chile, the Transaction contributes to the best interest of Enel Generación shareholders that accept the OPA for the following reasons:

1. Asset Chile believes the Transaction will have a minimum or no impact at all on the Company’s ordinary course of business. With regard to Enel Generación’s decision making processes, as long as Enel Generación continues to have minority shareholders, these processes will not be simplified. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today. Therefore, Asset Chile believes the Transaction is neutral from Enel Generación’s standpoint.

2. Assuming the OPA takes place within the ranges included above, and therefore at arm’s length, Asset Chile sees an opportunity for the current shareholders of Enel Generación that accept the OPA to capture the entire value of their ownership position, and potentially with a premium. The shareholders that accept the OPA will align their interest to those of the controlling shareholder. Therefore, Asset Chile believes the Transaction is positive for shareholders.

3. Some shareholders may decide to not accept the OPA, despite the risk that their shares may be subject to a liquidity discount once the OPA is consummated. Asset Chile assumes that such shareholders prefer maintaining their direct ownership of Enel Generación for different reasons: risk selection and focus (i.e. conventional electricity generation in Chile), portfolio diversification, and/or different views regarding the value of underlying business going forward. All these reasons are possible and legitimate and are a reflection of such shareholders preference when having the option to decide otherwise.

4. Consequently, the Transaction conducted at arm’s length is neutral or positive for Enel Generación shareholders.

Asset Chile concluded that the Transaction is in the best interest of Enel Generación and/or its shareholders and its effects are either neutral or positive.

Regarding the analysis of whether the Transaction is being conducted at arm’s length, Asset Chile’s report states that at the date of delivery of the report, they had not received the final proposal of the Transaction, its terms, conditions and particularly its prices, components and exchange ratios from Enel Chile. Therefore, it is not possible for them to have an opinion on the matter.  But, if the final offer (OPA) is within the range mentioned above, Asset Chile considers the Transaction would be at arm’s length, for this type of transaction.

B. Independent Evaluator Report by Banchile appointed by the Board of Directors

The report prepared by Banchile performs, among others, the following tasks:

1. Describes the proposed transaction.

2. Analyzes the transaction’s rationale and potential impact relevant to Enel Generación shareholders.

3. Evaluates the considerations and potential risks related to the execution of the Transaction.

4. Performs a valuation of Enel Generación, Enel Chile and Enel Green Power within the context of the Transaction to: (i) determine an exchange ratio range for the Merger between Enel Chile and Enel Green Power; and (ii) determine a range for the terms and conditions of the OPA, comparing them to fundamental and market valuations.

5. Verifies the conditions precedent determined by Enel Chile.

Banchile concludes that the Transaction would contribute to the best interest of Enel Generación shareholders who accept the OPA based on the strategic consideration and implementation considerations summarized below:

Strategic considerations

Banchile sees the following benefits for the shareholders who accept the Transaction:

1. Diversification: invest in a company that combines both generation (conventional and renewable) and distribution assets.

2.  Growth: gain access to the attractive renewable generation sector through Enel Green Power, the largest non-conventional renewable generation company in Chile (in terms of installed capacity) that has a portfolio of greenfield projects in an advanced stage allowing to reach significant growth in the medium and long term.

3. Interest alignment: reduce the existing conflict of interest between Enel Generación and Enel Green Power.

4. Holding discount: if Enel Generación shareholders’ acceptance level is high, the Enel Chile holding discount (estimated by Banchile to be within Ch$ 8.5 and Ch$ 9.2 per share) could potentially decline; but, the probability of such scenario and the magnitude of the reduction are unpredictable.

However, Banchile believes the Transaction is not neutral for Enel Generación shareholders who decide to not accept the OPA. The shareholders that maintain their direct ownership of Enel Generación may be affected mainly by the following:

1. Deteriorated liquidity of Enel Generación shares after the OPA.

2. Enel Generación’s controlling shareholder will obtain additional corporate governance rights (i.e. quorums>2/3)

3. Potential loss of tax benefits if Enel Generación loses stock market presence (precencia bursátil).

Execution considerations

Banchile considers the execution risks for Enel Generación shareholders to be minimized if the Enel Generación OPA and the Enel Chile capital increase are carried out at the same time as the Merger.

However, the number of minority shareholders that subscribe in the capital increase may impact the implementation of the Transaction:

1. If a high number of Enel Chile shareholders subscribe in the capital increase, Enel SpA’s ownership position in Enel Chile would decline.

2.  This impact could be mitigated by defining a maximum level of subscription as a condition precedent or raise the amount of the capital increase above the maximum required by the OPA.

Regarding the analysis of whether the Transaction is being conducted at arm’s length, Banchile’s report determines that, within the context of the Transaction, the following valuation ranges represent current market conditions for each company:

	Enel Generación		Enel Green Power		Enel Chile
	Low	High	Low	High	Low	High
Company value	MUS$6,958	MUS$7,439	MUS$1,586	MUS$1,705	MUS$5,899	MUS$6,330
Price per share	Ch$ 541	Ch$ 579	Ch$ 1,223	Ch$ 1,315	Ch$ 77	Ch$ 82

The price per share resulting from Enel Generación’s valuation is between 10.7% and 18.3% higher than the price per share before the Transaction was announced, in other words, the price per share on August 24, 2017. This implicit price premium would be, according to Banchile, an additional incentive for Enel Generación shareholders to accept the OPA. The valuation ranges recommended by Banchile imply the following exchange ratios:

OPA Between Enel Generación and Enel Chile	Merger Between Enel Green Power and Enel Chile
Between 6.6x and 7.5x Enel Chile shares for 1 Enel Generación share	Between 14.9x and 17.2x Enel Chile shares for 1 Enel Green Power share

Banchile’s report states that within the ranges recommended, the Transaction would contribute to the best interest of Enel Generación shareholders who accept the OPA.

III. Best interest of Enel Generación and market conditions

The criteria established by Article 147 of the LSA to approve a related party transaction states that the transaction must be in the best interest of the company and be carried out at prices, term and conditions prevailing in the market at the time of its approval.

Based on the above mentioned, the following aspects of the Transaction are analyzed separately:

•         The contribution to the Company’s best interest.

•         Alignment with market prices, terms and conditions

A. Best interest of the Company

Best interest refers to the interest shared by all shareholders to participate in the company with the purpose of sharing the benefits generated by the activity to be developed as authorized by the company’s corporate purpose. Therefore, it is an interest shared by all shareholders and must outweigh individual interests that belong to one or more shareholders in particular, including the controlling shareholder.

In our opinion, it is necessary to determine whether the Transaction contributes to Enel Generación’s best interest allowing shareholders to increase the profits from the business and reduce the risk of future losses.

According to this Committee’s opinion, the Transaction would contribute to Enel Generación’s best interest and the best interest of its shareholders for the following reasons:

(i) As Asset Chile concluded, the OPA represents an opportunity for the shareholders who accept the OPA to capture the entire value of their ownership position, and potentially with a premium. The shareholders who accept the OPA will align their interests to those of the controlling shareholder.  Therefore, the Transaction would be positive for shareholders.

(ii) Similarly, we share the opinion stated by Banchile’s report regarding the benefits for Enel Generación shareholders who decide to accept the OPA, such as, diversification by investing in a company that combines generation and distribution assets, growth, aligning interests with controlling shareholder and reducing the holding discount.

(iii) The proposed Transaction would reduce the conflicts of interest Enel Generación’s controlling shareholder currently has with different investment vehicles in the country. Enel SpA currently indirectly owns 36.4% of Enel Generación, equivalent to approximately US$ 2.3 billion to US$2.5 billion.  It also owns 100% of Enel Green Power, which according to different experts, is estimated to be worth between US$ 1.6 billion and US$1.8 billion. This dual ownership is generally perceived by the market as negative.

Regarding Enel Generación’s decision making processes, this Committee believes they will not be simplified as long as Enel Generación continues to have minority shareholders. This is particularly true because the controlling shareholder will manage the renewable energy operations independent of Enel Generación and will potentially compete with Enel Generación. The gap between Enel Chile’s controlling shareholding and minority shareholdings will be lower as a result of the Transaction, but this, in itself, does not necessarily reduce potential conflicts of interest or friction that possibly exist today.

The Committee considers that a future merger of both companies would completely eliminate the conflicts of interest and strengthen the business of generation companies. The shareholders who accept the OPA will benefit from the significant medium and long term growth opportunities offered by Non-Conventional Renewable Energies (“NCRE”) while maintaining the reliability/security and stability offered by thermal and hydroelectric energy. The NCRE technologies proved to be more competitive than conventional ones in the latest regulated and non-regulated bids, due to their low marginal production cost, decreasing investments costs, short installation period and being positively perceived by the community. But lately, regulation has emphasized the need for system stability, supply reliability and energy and capacity storage capability, in which conventional energies maintain an advantage. The combination of complementary technologies would create a more robust company, from both an operational and a commercial point of view.

(iv) The fact that Enel Generación shareholders who accept the OPA must apply a portion of the cash to be received from Enel Chile for their Enel Generación shares to subscribe and pay for newly issued Enel Chile shares would allow capturing part of the value created by the Transaction and simultaneously obtain a premium above the current market value of Enel Generación.

(v) Combining complementary energy industry businesses in one company offers important strategic, commercial and operational benefits, namely:

-          Including Enel Green Power, the largest NCRE generation company in Chile, as generation vehicle would offer access to attractive NCRE growth opportunities in the industry. From 2012 to 2016, 47% of Chile’s nearly 6 GW of new installed capacity was from wind and solar power plants, surpassing the 35% from traditional thermal technologies. Enel Green Power has a portfolio of greenfield projects in an advanced stage that would allow new Enel Chile to continue growing in this business segment and maintain its leadership position in the generation industry.

-          Greater integration among group companies would allow consolidating operations and reduce duplication and inefficiencies and in the mid-term, capture synergies.

B. Market price and other terms and conditions

The Committee considers the ranges and/or exchange ratios informed by the independent evaluators, Asset Chile and Banchile to be reasonable for this Transaction. However, to determine if the Transaction is at arm’s length, the Committee must have access to the Enel Chile final proposal of the Transaction, be informed on its terms, conditions and particularly its price, components and exchange ratios. As of the date of this report, this information is not available. This Committee will complete the report on this matter once the information previously referred to is available.

The Chairman of the Directors’ Committee, Mr. Enrique Cibié Bluth, is duly authorized to make this report available to Enel Generación to be disclosed on the Company’s website.

Santiago, November 9, 2017

_______________________ Enrique Cibié Bluth ID: 6,027,149-6 Committee Chairman	_______________________ Jorge Atton Palma ID: 7,038,511-2 Director
_______________________ Julio Pellegrini Vial ID: 12,241,361-6 Director